UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

OI S.A. – In Judicial Reorganization

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

670851500**

(CUSIP)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

(212) 847-3500

(Name, address and telephone number of person authorized to receive notices and communications)

August 16, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	The CUSIP number is for the American Depositary Shares relating to the common shares. No CUSIP number exists for the underlying common shares, because such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 850,609,751 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 850,609,751 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 850,609,751
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (2)
14.	TYPE OF REPORTING PERSON IA, PN

(1)	Of this amount of common shares, without par value (“Common Shares”), 529,335,225 are held in the form of 105,867,045 American Depositary Shares (“ADSs”).
(2)	Based upon 5,796,447,000 Common Shares outstanding, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 15, 2019.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 850,609,751 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 850,609,751 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 850,609,751
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (2)
14.	TYPE OF REPORTING PERSON HC, OO

(1)	Of this amount of common shares, without par value (“Common Shares”), 529,335,225 are held in the form of 105,867,045 American Depositary Shares (“ADSs”).
(2)	Based upon 5,796,447,000 Common Shares outstanding, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 15, 2019.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Steven A. Tananbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,231,525 (1)
	8.	SHARED VOTING POWER: 850,609,751 (2)
	9.	SOLE DISPOSITIVE POWER: 1,231,525 (1)
	10.	SHARED DISPOSITIVE POWER: 850,609,751 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 851,841,276
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (3)
14.	TYPE OF REPORTING PERSON HC, IN

(1)	Of this amount of common shares, without par value (“Common Shares”), 1,231,525 are held in the form of 246,305 American Depositary Shares (“ADSs”).
(2)	Of this amount of Common Shares, 529,335,225 are held in the form of 105,867,045 ADSs.
(3)	Based upon 5,796,447,000 Common Shares outstanding, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 15, 2019.

Introductory Statement

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 5”) amends the Schedule 13D filed on August 6, 2018, as amended by Amendment No. 1 filed on August 31, 2018, Amendment No. 2 filed on November 28, 2018, Amendment No. 3 filed on January 16, 2019 and Amendment No. 4 filed on April 9, 2019 (the “Original Schedule 13D”, and together with Amendment No. 5, the “Schedule 13D”).

Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 is amended and supplemented by adding the following:

The Reporting Persons are engaging, and may continue to engage, with the Issuer’s board of directors regarding the composition of senior management of the Issuer – including its chief executive officer – and other aspects of the Issuer’s governance, business, management and strategy, including by means of the letter filed herewith as Exhibit 99.4.

ITEM 5.	Interest in Securities of the Issuer

Item 5 is amended by deleting parts (a) and (b) in their entirety and replacing them with following:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and Item 3 are incorporated herein by reference. Based upon 5,796,447,000 Common Shares outstanding, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 15, 2019.

Part (c) of Item 5 is amended and supplemented with following:

The information in Item 3 and Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D, there have been no transactions in the Common Shares of the Issuer effected during the past 60 days by any person named in Item 2 hereof.

On July 1, 2019, one of the Funds and Managed Accounts effected in kind transfers of 7,811,730 Common Shares (represented by 1,562,346 ADSs) to other Funds and Managed Accounts.

On August 6, 2019, certain of the Funds and Managed Accounts surrendered 2,207,411 ADSs to the depositary and withdrew 11,037,055 Common Shares from the depositary.

On August 15, 2019, certain of the Funds and Managed Accounts surrendered 1,783,262 ADSs to the depositary and withdrew 8,916,310 Common Shares from the depositary.

On August 15, 2019, certain of the Funds and Managed Accounts sold an aggregate of 24,000,000 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.361277375 per share. These shares were sold in multiple transactions at prices ranging from BRL 1.27 to 1.43.

On August 16, 2019, certain of the Funds and Managed Accounts surrendered 396,249 ADSs to the depositary and withdrew 1,981,245 Common Shares from the depositary.

On August 16, 2019, certain of the Funds and Managed Accounts purchased an aggregate of 9,097,000 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.011206 per share. These shares were purchased in multiple transactions at prices ranging from BRL 1.01 to BRL 1.02.

ITEM 7.	Material to be Filed as Exhibits

Item 7 is amended and supplemented by adding the following:

99.4 Letter to Issuer’s Board of Directors

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2019

GOLDENTREE ASSET MANAGEMENT LP

By:	GoldenTree Asset Management LLC, its general partner

/s/ Steven A. Tananbaum
By:	Steven A. Tananbaum
Title:	Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

/s/ Steven A. Tananbaum
By:	Steven A. Tananbaum
Title:	Managing Member

STEVEN A. TANANBAUM

/s/ Steven A. Tananbaum
Steven A. Tananbaum